                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 24, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Investor Relations Contacts:
Larry De'Ath                                 Financial Dynamics
MERANT                                       Giles Sanderson/Edward Bridges
United States                                United Kingdom
1 (301) 838-5229                             44-171-831-3113
larry.death@merant.com                       giless@findyn.co.uk
                                             edwardb@findyn.co.uk

MERANT Completes Acquisition of EnterpriseLink

MOUNTAIN VIEW, Calif. and NEWBURY, England - Nov. 23, 1999 - MERANT (London Stock Exchange: MRN; NNM: MRNT) today announced that it has completed the acquisition of privately-held EnterpriseLink Technology Corporation, an innovative supplier of enterprise extension software. The acquisition enhances MERANT's ability, through the MERANT Egility(TM)framework, to integrate and extend existing applications to quickly e-enable the enterprise. MERANT initially announced on November 8, 1999 its intention to acquire EnterpriseLink.

About MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. The MERANT Egility framework empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with $370 million in annual revenues and 2,000 employees, MERANT has approximately 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT web site at http://www.merant.com.

MERANT and Egility are trademarks, and EnterpriseLink is a registered trademark, of MERANT. All other trademarks as they appear in this release are the property of their respective owners.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MERANT plc
                                      (Registrant)


Date:  November 24, 1999          By: /s/ Kenneth A. Sexton
                                     ---------------------------------------
                                      Kenneth A. Sexton
                                      Chief Financial Officer